Exhibit 99.1

KIDOZ Inc.

220 - 1685 West 4th Avenue

Vancouver BC V6J 1L8

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Receives Preferred Technology Enterprise Status in Israel

Vancouver, B.C. Canada, January 11, 2024 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market leading Kidoz Contextual Ad Network (www.kidoz.net); and the Kidoz Publisher SDK, is thrilled to announce a significant milestone in its corporate journey. Following a comprehensive verification process, Kidoz Ltd., a fully owned subsidiary of Kidoz Inc, has been officially recognized as a Preferred Technology Enterprise in Israel, a prestigious status that comes with extensive tax relief benefits as provided by law. This esteemed status, established under the Economic Efficiency Law, is a cornerstone in promoting capital investment, innovation, and employment in Israel, especially in high-tech industries.

This recognition is particularly meaningful for Kidoz, aligning with our mission in child-safe advertising and a child-safe operating system. As a Preferred Technological Enterprise, Kidoz met rigorous criteria, including significant research and development expenses, a substantial proportion of employees dedicated to R&D, and consistent revenue and employee growth. These benchmarks reflect our commitment to innovation and technological advancement in the digital space for children.

The benefits of being a Preferred Technological Enterprise are substantial. This includes reduced tax liabilities starting from the year 2022 and projected through to 2026, subject to ongoing compliance with the law’s conditions.

Eldad Ben Tora, General Manager, Kidoz Ltd. & President, Kidoz Inc., said “the tax relief is of immense business significance to Kidoz. It is anticipated to facilitate the continuity and expansion of our operations in Israel.”

Jason Williams, Kidoz Inc., CEO, added “This status not only highlights our technological innovation and growth but also significantly enhances our business prospects, profitability, and expansion plans in Israel. We extend our gratitude to our Israeli team, whose expertise and commitment have been pivotal in achieving this status.”

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) owns the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Disney, Hasbro, Lego and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz Programmatic network have become essential products in the digital advertising ecosystem.

The Prado (www.prado.co) technology provides a leading mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange programmatically to the entire Ad Tech universe. By activating high-performance programmatic campaigns across thousands of apps on their network, Prado makes digital advertising more efficient and effective by simplifying the process across a connected technology platform.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 19, 2023, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163